

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2019

Harlan Waksal
Chief Executive Officer
Kadmon Holdings, Inc.
450 East 29th Street
New York, NY 10016

   Re: Kadmon Holdings, Inc.
    Registration Statement on Form S-3
    Filed September 13, 2019
    File No. 333-233766

Dear Dr. Waksal:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Healthcare & Insurance

cc: Eric Blanchard, Esq.